SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Aeroflex Holding Corp.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

007767106
(CUSIP Number)

November 18, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007767106	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VGG Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 65,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 65,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.7% (see Item 4)
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007767106	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert B. McKeon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,135,830
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,135,830
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,135,830
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.8% (see Item 4)
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007767106	13G	Page 4 of 10 Pages

Item 1 (a).	NAME OF ISSUER.

Aeroflex Holding Corp., a Delaware corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 35 South Service Road P.O. Box 6022 Plainview, New York.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are each referred to individually as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

VGG Holding LLC ("VGG")
Robert B. McKeon

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

VGG Holding LLC
c/o Veritas Capital Fund Management, L.L.C.
590 Madison Avenue
New York, New York 10022

Robert B. McKeon
c/o Veritas Capital Fund Management, L.L.C.
590 Madison Avenue
New York, New York 10022

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01(the “Common Stock”)

CUSIP No. 007767106	13G	Page 5 of 10 Pages

Item 2(e).	CUSIP NUMBER:

007767106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

      Not applicable.

CUSIP No. 007767106	13G	Page 6 of 10 Pages

Item 4.	OWNERSHIP.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  Veritas Capital Fund III, L.P. owns 30.2% of the Class A membership interests of VGG. AX Holding LLC owns 14.1% of the Class A membership interests of VGG. A portion of the Class A membership interests of VGG held by The Veritas Capital Fund III, L.P. and by AX Holding LLC may be deemed attributable to Robert B. McKeon because Robert B. McKeon is (i) the managing member of Veritas Capital Partners III, L.L.C., which is the general partner of The Veritas Capital Fund III, L.P. and (ii) the managing member of the manager of AX Holding LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares owned by the other Reporting Person.

The figures reported in Item 11 of the attached cover pages are based upon the number of outstanding shares of Common stock reported in the quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company on February 9, 2011, which reported the total outstanding shares of Common Stock, as of February 9, 2011, as 84,789,180.

CUSIP No. 007767106	13G	Page 7 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 99.2

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 007767106	13G	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2011

VGG HOLDING LLC

By:	/s/ Robert B. McKeon
Robert B. McKeon
President

/s/ Robert B. McKeon
Robert B. McKeon

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement
99.2	Item 8 Information

CUSIP No. 007767106	13G	Page 9 of 10 Pages

EXHIBIT (99.1)

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Aeroflex Holding Corp. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2011

VGG HOLDING LLC

By:	/s/ Robert B. McKeon
Robert B. McKeon
President

/s/ Robert B. McKeon
Robert B. McKeon

CUSIP No. 007767106	13G	Page 10 of 10 Pages

Exhibit (99.2)

ITEM 8 INFORMATION

The Veritas Capital Fund III, L.P. owns 30.2% of the Class A membership interests of VGG. AX Holding LLC owns 14.1% of the Class A membership interests of VGG. Robert B. McKeon is (i) the managing member of Veritas Capital Partners III, L.L.C., which is the general partner of The Veritas Capital Fund III, L.P. and (ii) the managing member of the manager of AX Holding LLC.  The Class A membership interests of VGG are held by a private investor group, which includes The Veritas Capital Fund III, L.P. and AX Holding LLC.  The aggregate number of shares of Common Stock of the Company held by VGG is 65,000,000, or 76.7% of the outstanding Common Stock of the Company based on 84,789,180 shares of Common Stock outstanding as of February 9, 2011.

VGG is a party to a Director Designation Agreement, dated as of November 24, 2010, by and between VGG and the Company (the “Director Designation Agreement”). The Director Designation Agreement provides VGG with the right to nominate individuals to the Company's board of directors at each meeting of stockholders where directors are to be elected and, subject to limited exceptions, the Company is required to include in the slate of nominees recommended to its stockholders for election as directors the number of individuals designated by VGG as follows: (1) until such time as the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of its board of directors consist of independent directors, such number of individuals as are designated by VGG; and (2) during such time as (i) VGG owns less than a majority but at least one share of the Company's outstanding common stock and (ii) the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of the Company's board of directors consist of independent directors, four individuals designated by VGG.  The Amended and Restated Limited Liability Company Agreement of VGG, dated as of August 15, 2007, as amended to date, by and among VGG and the other parties thereto (the "LLC Agreement"), provides that The Veritas Capital Fund III, L.P. and AX Holding LLC (collectively, “Veritas”) will have certain rights to select the individuals that VGG has the right to nominate under the Director Designation Agreement, as follows: (1) until such time as the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of its board of directors consist of independent directors, VGG is required to nominate to the Company's board of directors each member of the board of managers of VGG appointed by Veritas; and (2) during such time as (i) VGG owns less than a majority but at least one share of the Company’s outstanding common stock and (ii) the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of its board of directors consist of independent directors, Veritas will have the right to select two nominees.  The Director Designation Agreement and the LLC Agreement also provide certain other holders of equity interests of VGG with rights to nominate specified numbers of persons to the board of directors of the Company.

In addition, the LLC Agreement includes provisions governing the rights and obligations of VGG and its equityholders.

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by any party to the LLC Agreement other than VGG, The Veritas Capital Fund III, L.P. and AX Holding LLC.